Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Provides Initial Comment on Hathor’s News Release Summarizing
Roughrider Preliminary Economic Assessment
Saskatoon, Saskatchewan, Canada, September 13, 2011 . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) commented on the summary results of the Preliminary Economic Assessment (PA) of the Roughrider deposit released earlier today by Hathor Exploration Ltd (TSX: HAT).
“We believe the key assumptions used in Hathor’s news release, which are substantially the same as those Hathor presented in our earlier discussions, are simply unrealistic and would not survive the greater rigour required of a pre-feasibility study, let alone a full feasibility review,” said Tim Gitzel, president and CEO of Cameco. “Based on our initial review of the summary results of the PA, we do not see any new information that would lead us to change our view on Hathor, or the premium value we are offering to its shareholders.”
Cameco will review Hathor’s disclosure in greater detail and may comment further in due course.
Details of the Offer
On August 30, 2011 Cameco commenced its offer to acquire all of the outstanding shares of Hathor for cash consideration of $3.75 per share in a transaction which values the fully diluted share capital of Hathor at approximately $520 million.
Further details of the offer are available in Cameco’s take-over bid circular which has been filed on SEDAR and has been mailed to Hathor shareholders. A copy of the take-over bid circular and a letter to Hathor shareholders are also available at cameco.com.
How to Tender Shares to the Offer
Cameco urges Hathor shareholders to carefully consider the information provided in Cameco’s take-over bid circular and then tender their shares to Cameco’s offer before it expires at 5:00 p.m. (Vancouver time) on October 31, 2011, (unless it is extended or withdrawn) by following the instructions provided in the take-over bid circular.

Hathor shareholders are encouraged to call Kingsdale Shareholder Services if they have questions or would like assistance tendering their shares to the offer. Shareholders can reach Kingsdale by email at contactus@kingsdaleshareholder.com, or by calling toll-free at 1-888-518-1552 (English or French). Banks and brokers can call collect at 1-416-867-2272.
Advisors
CIBC World Markets Inc. is acting as financial advisor to Cameco in connection with the proposed take-over and Osler, Hoskin & Harcourt LLP is acting as Cameco’s legal counsel.
Caution Regarding Forward-Looking Information and Statements
Certain information contained in this news release constitutes “forward-looking information” (or “forward-looking statements”) within the meaning of Canadian and U.S. securities laws. All statements, other than statements of historical or present fact, constitute forward-looking information and typically include words and phrases about the future such as will, anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the assumption that Cameco will acquire a 100% interest in Hathor through the Offer; the risk of changes in the price of uranium; the assumption that there are no inaccuracies or material omissions in Hathor’s publicly available information and the risk that Hathor has not disclosed events or facts which may have occurred or which may affect the significance or accuracy of any such information; assumptions about anticipated operations and planned exploration and development activities; the risk of operating or technical difficulties in connection with mining or development activities; and the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Cameco’s and Hathor’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information about these assumptions and risks. The information concerning Hathor contained in this news release has been taken from or is based upon Hathor’s publicly available documents on file with Canadian securities regulatory authorities. Neither Cameco nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Hathor to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Cameco. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Hathor investor inquiries:
Kingsdale Shareholder Services
contactus@kingsdaleshareholder.com
1-888-518-1552 (toll free)
Cameco investor inquiries:
Rachelle Girard (306) 956-6403
Media inquiries:
Gord Struthers (306) 956-6593